UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under the

Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number: 1-32754

BAYTEX ENERGY CORP.

(Exact name of registrant as specified in its charter)

2800, 520 – 3rd AVENUE S.W.

CALGARY, ALBERTA, CANADA

T2P 0R3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Merger Agreement

On February 27, 2023, Baytex Energy Corp., a company incorporated under the Business Corporations Act (Alberta) (“Parent”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 27, 2023, by and between Ranger Oil Corporation (the “Company”), a Virginia corporation, and Parent. It is contemplated by the Merger Agreement that at a later date, but in any event prior to the Company’s shareholder meeting relating to the approval of the Company Merger (as defined below), an indirect wholly owned subsidiary of Parent (such subsidiary, the “Merger Sub”) will be added to the Merger Agreement by joinder. The Merger Agreement, among other things, provides for the combination of Parent and the Company through the merger of Merger Sub with and into the Company (the “Company Merger”), with the Company continuing its existence as the surviving corporation following the Company Merger (the “Surviving Corporation”) as a direct wholly owned subsidiary of Parent. The transactions contemplated by the Merger Agreement, including the Company Merger, are referred to as the “Transactions.” The boards of directors of Parent and the Company have unanimously approved the Merger Agreement and the consummation of the Transactions.

Pursuant to the terms and conditions set forth under the Merger Agreement, it is anticipated that Rocky Creek Resources, LLC, a Delaware limited liability company (“Rocky Creek”), and JSTX Holdings, LLC a Delaware limited liability company (“JSTX” and, together with Rocky Creek, the “Class B Holders”), will execute and deliver to Parent a support agreement (the “Company Support Agreement”) within 24 hours following the execution and delivery of the Merger Agreement (the “Company Support Agreement Deadline”). Pursuant to the Company Support Agreement, the Class B Holders will, among other things, agree to (i) vote in favor of the Company Merger and (ii) prior to the effective time of the Company Merger (the “Company Merger Effective Time”), exercise their right to exchange (the “Opco Unit Exchange”) all of their common units in ROCC Energy Holdings, L.P. and shares of Class B common stock, par value $0.01 per share, of the Company (the “Class B Common Stock”) for shares of Class A common stock, par value $0.01 per share, of the Company (the “Class A Common Stock” and, together with the Class B Common Stock, the “Company Common Stock”).

Subject to the terms and conditions of the Merger Agreement, each share of Class A Common Stock issued and outstanding immediately prior to the Company Merger Effective Time (including any shares issued pursuant to the Opco Unit Exchange but excluding shares of Class A Common Stock held by Parent or Merger Sub), will be converted automatically at the Company Merger Effective Time into the right to receive: (A) 7.49 common shares, without nominal or par value, in the capital of Parent (the “Parent Common Shares” and such consideration, the “Share Consideration”) and (B) $13.31 in cash, without interest (the “Cash Consideration” and, together with the Share Consideration, the “Merger Consideration”). All of the equity interests of Merger Sub issued and outstanding as of immediately prior to the Company Merger Effective Time will be converted into and will represent one validly issued, fully paid and nonassessable share of Class A common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Company Merger Effective Time.

Additionally, pursuant to the Merger Agreement, each outstanding award issued pursuant to the Company’s 2019 Management Incentive Plan or any inducement award agreement (collectively, the “Company Equity Plan”) of (i) restricted stock units subject to time-based vesting (each, a “Company TRSU Award”), other than those Company TRSU Awards held by the Company’s non-employee directors (“Director TRSU Awards”) and (ii) restricted stock units subject to performance-based vesting (each, a “Company PBRSU Award”), in each case, that is outstanding immediately prior to the Company Merger Effective Time, will be converted into time-vested awards with respect to Parent Common Shares (“Converted Parent TRSU Awards”) at the closing of the Company Merger (the “Closing”), with the number of Parent Common Shares subject to the Converted Parent TRSU Awards equal to the number of shares of Company Common Stock subject to the Company TRSU Award or Company PBRSU Award (at maximum level of performance), as applicable, multiplied by the sum of (i) the Cash Consideration divided by the volume weighted average price of Parent Common Shares on the New York Stock Exchange (the “NYSE”) for the five consecutive trading days immediately prior to the Closing and (ii) the Share Consideration, rounded up to the nearest whole Parent Common Share. Any dividend equivalents that have been accrued with respect to the Company TRSU Awards or Company PBRSU Awards will become payable ratably if and when such underlying Converted Parent TRSU Award vests. Each Converted Parent TRSU Award will remain subject to the same time-vesting schedule as the corresponding Company TRSU Award or Company PBRSU Award immediately prior to the Company Merger Effective Time; provided, however, that upon an involuntary termination of the holder’s employment or service by Parent, the Company or any of their subsidiaries without “Cause” (as defined in the Company Equity Plan) or, solely with respect to a Converted Parent TRSU Award that was converted from a Company TRSU Award or a Company PBRSU Award that had such a provision in the award agreement pursuant to which such Company TRSU Award or Company PBRSU Award (as applicable) was granted, a resignation by the holder for “Good Reason” (as defined in the applicable award agreement), in each case, that occurs on or within twelve months following the Company Merger Effective Time, such awards will immediately vest in full as of such termination date.

Each Director TRSU Award will vest in full at the Company Merger Effective Time and be cancelled and converted into the right to receive, without interest, the Merger Consideration with respect to each share of Company Common Stock subject to such Director TRSU Award plus the amount of any dividend equivalents payable with respect to such Director TRSU Award that remain unpaid as of the Company Merger Effective Time.

Conditions to the Company Merger

The Closing is subject to certain conditions, including, among others, (i) the receipt of the required approvals from each of Parent’s and the Company’s respective shareholders, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of any law or order prohibiting the consummation of the Company Merger, (iv) the effectiveness of the registration statement contemplated by the terms and conditions of the Merger Agreement, (v) the authorization for listing of the Parent Common Shares issuable pursuant to the Merger Agreement on the NYSE and the Toronto Stock Exchange, (vi) the absence of a Company material adverse effect and (vii) the consummation of the Opco Unit Exchange. The obligation of each party to consummate the Company Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement, and the receipt of an officer’s certificate from the other party to such effect.

Termination Rights

The Merger Agreement contains certain termination rights for both Parent and the Company, including, among others, (i) by either Parent or the Company if a final non appealable governmental order has been issued prohibiting the Company Merger, (ii) by either Parent or the Company if the Company Merger shall not have been consummated by 5:00 p.m. Houston, Texas time on October 15, 2023, (iii) by a party if the other party breaches any of its representations, warranties, covenants or other agreements in the Merger Agreement subject to certain conditions, (iv) by either Parent or the Company, if the requisite Company shareholder approval and Parent shareholder approval, respectively, shall not have been obtained upon a vote at a duly held shareholder meeting, (v) by Parent if the Company Support Agreement shall not have been delivered by the Class B Holders by the Company Support Agreement Deadline or (vi) by a party if the other party’s board of directors changes its recommendation with respect to the Transactions. The Merger Agreement may also be terminated upon the mutual written consent of Parent and the Company.

If the Merger Agreement is terminated in certain specified circumstances, Parent or the Company would be required to pay the other party a termination fee of $100 million and $60 million, respectively.

Other Terms of the Merger Agreement

Parent and the Company each have made customary representations, warranties and covenants in the Merger Agreement, in each case generally subject to customary materiality qualifiers. Among other things, each party has agreed, subject to certain exceptions, (i) to conduct its business in the ordinary course, from the date of the Merger Agreement until the earlier of the Company Merger Effective Time and the termination of the Merger Agreement, and not to take certain actions prior to the Closing without the prior written consent of the other party, (ii) not to solicit alternative business combination transactions and (iii) not to engage in discussions or negotiations regarding any alternative business combination transactions.

The foregoing summary of the Merger Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Merger Agreement, which Parent anticipates filing as an exhibit to a Report on Form 6-K.

The Merger Agreement and the above description of the Merger Agreement have been included to provide investors and security holders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about the Company, Parent or their respective subsidiaries. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties, and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company, Parent or any of their respective subsidiaries. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Parent or the Company and their respective subsidiaries that the Parent includes in reports, statements and other filings it makes with the Securities and Exchange Commission (the “SEC”).

Important Additional Information

This communication relates to the proposed Transaction. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

In connection with the proposed Transaction, Parent intends to file with the SEC a registration statement on Form F-4 (the “Registration Statement”) to register the Parent securities to be issued in connection with the proposed Transaction (including a proxy statement/prospectus). Parent and the Company also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Parent or the Company may file with the SEC in connection with the Transaction. U.S. INVESTORS AND U.S. HOLDERS OF PARENT AND THE COMPANY SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PARENT, THE COMPANY AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, proxy statement/prospectus and other documents containing important information about Parent and the Company once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Parent and the Company without charge.

Participants in the Solicitation

The Company, Parent and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the Company’s shareholders and the solicitation of proxies from Parent’s shareholders, in each case with respect to the Transactions. Information about the Company’s directors and executive officers is available in its definitive proxy statement for its 2022 annual meeting filed with the SEC on April 1, 2022, and in the proxy statement/prospectus (when available). Information about Parent’s directors and executive officers is available will be available in the proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Transactions when they become available. Shareholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Forward-Looking Statements and Cautionary Statements

This Report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical fact, included in this Report on Form 6-K that address activities, events or developments that Parent or the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transactions, Parent’s and the Company’s plans and expectations with respect to the Transactions and the anticipated impact of the Transactions on the combined company’s results of operations, financial position, growth opportunities, competitive position, development plans and anticipated future performance. Information adjusted for the Transactions should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this Report on Form 6-K.

These include the possibility that shareholders of Parent may not approve the issuance of new Parent Common Shares in the Transactions or that shareholders of the Company may not approve the Transactions; the risk that a condition to closing of the Transactions may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Transactions might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transactions; the parties do not receive regulatory approval of the Transactions; the risk that Parent is unable to obtain approval to list on the New York Stock Exchange and/or the Toronto Stock Exchange the shares to be issued in the Company Merger; the risk that changes in Parent’s capital structure and governance could have adverse effects on the market value of its securities; the ability of Parent and the Company to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on Parent’s and the Company’s operating results and business generally; the risk the Transactions could distract management from ongoing business operations or cause the Company and/or Parent to incur substantial costs; the risk that Parent may be unable to reduce expenses or access financing or liquidity; the risk that Parent does not realize expected benefits of its hedges; the impact of the COVID-19 pandemic, any related economic downturn and any related substantial decline in demand for oil and natural gas; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; ability to execute its business plan in volatile commodity price environments, the combined company’s ability to develop, explore for, acquire and replace oil and gas reserves and sustain production, contract for drilling rigs, frac crews, materials, supplies and services at reasonable costs and realize anticipated synergies in the timeframe expected or at all; and other important factors that could cause actual results to differ materially from those projected.

All such factors are difficult to predict and are beyond Parent’s or the Company’s control, including those detailed in the Parent’s Annual Information Form, Annual Report on Form 40-F and Management’s Discussion and Analysis for the year ended December 31, 2022, filed with Canadian securities regulatory authorities and the SEC on February 23, 2023 and in our other public filings. All forward-looking statements are based on assumptions that Parent and the Company believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither Parent nor the Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY CORP.

/s/ Chad L. Kalmakoff
Name: Chad L. Kalmakoff
Title: Chief Financial Officer

Dated: February 27, 2023